FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “ Company”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

October 15, 2013

ITEM 3 ——	News Release

A news release was disseminated on October 16, 2013 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

The Company has received an extension from the Ministry of Energy and Water of the State of Israel (the “Ministry”) for its work programs on the Yitzhak and Gabriella licenses, offshore Israel. Additionally, the Company has relinquished the Samuel license, offshore Israel, back to the State of Israel.

ITEM 5 ——	Full Description of Material Change

The Company has received an extension from the Ministry for its work programs on the Yitzhak and Gabriella licenses, offshore Israel.

The extended work program for the Yitzhak license requires the Company, and the other participants on the Yitzhak license, to submit an Environmental Impact Assessment to the Central District Planning Committee of the State of Israel by January 1, 2014, and to execute a drilling contract by September 30, 2014. The Yitzhak license has been extended to October 15, 2014.

The extended work program for the Gabriella license requires the Company, and the other participants on the Gabriella license, to submit a request to the Ministry for the approval of a new operator that complies with Ministry regulations by February 28, 2014, to execute a drilling contract by April 30, 2014, to complete an Antisotricpic PSDM and coherent sub surface model by July 31, 2014, and to spud a well by August 31, 2014. The Gabriella license has been extended to September 1, 2014.

The Company has relinquished the Samuel license, offshore Israel, back to the State of Israel.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:

Alan Friedman, Executive Vice-President Corporate Development

(416) 250- 1955

ITEM 9 ——	Date of Report

October 18, 2013